Insituform Technologies, Inc.



Bringing it together

ANNUAL REPORT 2001



Insituform Technologies®, Inc. is a worldwide company specializing in the construction and rehabilitation of water, sewer and other difficult-to-access pipes using technologies that minimize or avoid digging and disruption.

Progress happens when you take a step forward.



Amid difficult circumstances, Insituform® put together several important pieces of its long-term business plan in 2001. We equipped ourselves with additional trenchless capabilities. We took our business model—already successful at reducing the installed costs of our cured-in-place pipe rehabilitation process—and began applying it to our new capabilities. We prepared strategies for bundling our trenchless solutions together to best meet the needs of current and potential customers.

Why? As you'll read in the pages ahead, the need for collection system upgrades has never been greater, and increasing numbers of communities are using trenchless methods to make them. Read on to learn how Insituform® is bringing it all together to go after a larger portion of the market.

FINANCIAL HIGHLIGHTS—for the years ended December 31, 2001, 2000 and 1999

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
Revenues	$445,310	$409,434	$339,883
Gross Profit	124,848	137,073	118,651
Operating income	46,765	62,966	50,669
Net income	24,868	34,906	25,983
Dilutive earnings per share	0.92	1.37	1.00

Dear Shareholders

When I told you in last year's report that 2001 would be a challenging year, little did I know just how challenging it would become. Beginning in the first quarter, conditions were not as we expected, and we did not achieve most of our financial goals for the year.

While we succeeded in booking more orders in our North American rehabilitation business in 2001, the rate at which we converted backlog to revenue fell. As a result, revenues and profits for this key business unit were down in 2001 compared to the prior year.

Our European rehabilitation business had better results, achieving 24% higher revenue and a 64% increase in operating earnings in 2001. The acquisition of Kinsel® Industries added $47 million in revenue and $4 million in operating income to our Rehab segment. The growth in Europe and the addition of Kinsel® pushed the revenues in our Rehab segment up 13%, while the weakness in North America pulled operating income down 26%.

Tunneling revenues for 2001 were up only 5%, and operating income was down 2% from 2000. Revenues in TiteLiner®, our smallest segment, dropped more than expected, ending the year down 26% from 2000. This decline brought the unit's operating income down more than 40% from the prior year.

The net effect of these results: our dilutive earnings per share in 2001 fell well short of expectations and were down 33% from 2000.

So, for a host of reasons, 2001 is not a year most of us will look back on fondly. Still, it is a year we must look back on—both for the lessons it taught us and to understand how the actions we have taken position us for 2002 and beyond.

The year's biggest challenge was an unexpected work shortage in our North American rehab business. So let's begin there. As 2001 began, our prospects looked good. Our strategy, which centers on being the low-cost provider of sewer rehabilitation services, was working well. We were coming off three years with a 16% compounded annual revenue growth rate. Our plan to extend our business model to other trenchless services was proceeding with the February 2001 acquisition of Kinsel® Industries. To prepare for the next major step in our Rehab organization's evolution, we continued to expand capacity to meet actual and forecast increases in demand.

The year began with strong order growth. In fact, 2001 was the first year since the business unit's 1997 creation that we had strong order intake in all four quarters. We finished the year with orders up 13% over 2000, making order intake one of the positive achievements of 2001. Prices, meanwhile, continued to trend downward at about the same rate we have seen in recent years and more or less in line with our expectations.

Based on our experience in 1999 and 2000, our order intake in 2000 and our backlog entering 2001, we expected revenues in this business to be at least 10 to 15% higher than they actually were.

How did we wind up with an unexpected work shortage? Much of the work in our backlog simply wasn't ready to begin. Starting in the first quarter, the portion of our total backlog that was immediately workable dropped. We did not have enough work to justify our fixed labor, equipment and overhead costs—a problem made worse by the fact that we had increased these costs in anticipation of a higher workload.

The work shortage created other problems as well. We achieve our low costs largely through high productivity. When our people do not have enough work, we lose that productivity advantage. So our margins dropped even more than our revenues.

We believe the answer to the workable backlog problem has four parts, and we acted on all of them. First, to ensure a higher workable backlog, we need a higher total backlog. Beginning in the third quarter we took steps to achieve that. Although exact comparisons are difficult because we have changed our reporting methods, our total North American rehab backlog was stronger entering 2002, compared to the previous year.

Second, we need a clearer picture of the workflow before us. We have taken a number of steps to begin improving our forecasting abilities, including developing a new national project management function and designing improved project planning and oversight tools.

Third, we need a better definition of *workable*. By our new standard, projects that have been awarded and released are only considered *workable* if they are ready to proceed. This new definition gives us a clearer picture of our work schedule ahead. Even by our new narrower definition, the workable portion of our backlog increased during the last quarter of 2001.

Finally, we need lower fixed costs so we can be less sensitive to workload fluctuations. In the first quarter of 2001 we reacted to the work shortage by initiating capacity reductions. Over the long term, we need better control of our fixed business costs. Part of our new organization's design is directed at reducing these costs.

For a different set of reasons, our tunneling business—our second largest business segment—also got off to a slow start in 2001. In this case, we did not book enough new, large contracts in the first half of the year, which kept us from meeting our revenue and profit growth objectives for the year. Recognizing the problem, we took steps to identify key projects and ensure that we had the necessary subcontractors and partners to succeed. And succeed we did. Orders booked by tunneling for the year hit an all-time record of $135.4 million, and backlog at year-end exceeded $100 million—an almost fivefold increase from the year prior. This business looks very promising in 2002 with the prospect of additional large orders.

TiteLiner®, our third segment, although very profitable, experienced a larger than expected revenue decline in 2001. A strong start helped our Canadian unit post slightly higher first quarter revenues. The decline in oil prices created weaker revenues for the balance of the year. A shortage of mining and energy projects pulled revenues in the U.S. and South America down from the prior year. Unless energy prices rebound, we may see further pullbacks in 2002. This business is set up with low fixed costs, so that profits and returns are good even when revenues are at the low point of the cycle.

The changes and cost reductions we implemented in 2001 were not just a reaction to lower revenues—although that certainly added to their urgency. Many were also part of the strategic steps we were already taking to simplify our structure and improve productivity. As outlined in last year's report, those steps included:

Adapting our organization.

A major undertaking for 2001 was the reorganization of our North American Rehab operations. In a move planned since mid-2000, we dismantled the last elements of our regional structure, a legacy of our original licensee territories. Our new structure aligns our organization along functional lines.

Perhaps the single biggest change to our structure is the new project management arm we've created. Project execution is now nationally directed and staffed with trained people who work exclusively on preparing bids and managing projects. We believe this specialized function will help us build our competitive advantage and project management excellence.

Our new model offers other advantages, including better cost control and more consistent management of our decentralized operations. I'll cite a couple of quick examples:

Under our old structure, each of our regions maintained its own work crews and equipment inventories. To be prepared for any eventuality, they usually had more of both than they needed. By managing our people and equipment centrally, we are better able to allocate resources and accommodate regional surges in demand. We have reduced crew and equipment costs in the process. By outsourcing equipment maintenance, we need fewer facilities. Overall, our costs are lower, and more of the cost is variable rather than fixed.



A year of challenge. A year of change.

A second example demonstrates how we are using the new structure and technology improvements to reduce fixed costs further. Each of our former regions operated one or more wet-out sites—facilities where we prepare our products for installation. In the old days, we needed these facilities to be close to our job sites, because the shelf life of a resin-filled tube was relatively short and because each region was self-contained. Thanks to improvements in our resins and catalysts, time is no longer such a critical factor. Under our new, "boundary-less" structure, we're operating fewer wet-out sites, and outsourcing the long-distance transport of many of our tubes—an approach that is yielding cost savings.

Developing our sales process.

We sharpened our North American sales strategy in 2001. By expanding our relationships with some large accounts, we achieved major order growth with these key customers.

We also targeted additional cities with high spending potential, but where we have little or no business base. These efforts yielded new business in cities such as Detroit.

Training our people.

Implementing change requires strong leadership and an adaptable work force. We took additional steps toward building both in 2001.

We filled several key management positions during the year. To help ensure our ability to attract a high-caliber work force, we also developed new tools for recruitment, performance evaluation and short- and long-term compensation.

Our installation professionals, project management staff and sales force received training in 2001 designed to prepare them for the organizational and other changes taking place.

Training will continue to play an important role in 2002 and beyond, as we implement new programs for improving our productivity, service quality and business management skills.

Integrating Kinsel's® pipebursting business.

Our decision to enter the pipebursting business through our purchase of Kinsel® Industries appears to be a good one. The acquisition supports our strategy to extend our business model to other trenchless sewer rehabilitation services—and brings an important addition to our capabilities. It allows us to serve customers who want to increase the size of existing lines without excavation and who prefer this technique over other rehabilitation methods.

We have also had the opportunity to apply our low-cost provider approach to Kinsel®—even if necessity was the mother of this invention. Kinsel® has one-half of a five-year, $380 million contract to provide pipebursting services on approximately 450 miles of sewer for JEA, the water, sewer and electric utility for Jacksonville, Florida. The contract is the largest in our company's history. To put the project's size in perspective, keep in mind that the largest projects involving the Insituform® Cured-in-Place Pipe (CIPP) process rarely exceed $10-12 million.

To meet its portion of the JEA's first year goal—90 miles of pipe repair over 12 months—our newly acquired operation focused heavily on production. That meant awarding large portions of work to subcontractors and emphasizing output, rather than planning and cost control. The result: project margins were below expectations. We have taken steps to improve margins by standardizing work practices, instituting locally managed cost planning and control, and implementing proven project management systems. We have also been reducing the amount of work done by subcontractors.

By JEA's fiscal year end, we had met its production goal. Our challenge in 2002 will be to meet JEA's new targets and to improve margins.

In 2001, we achieved another milestone when we signed our first pipebursting contract with an existing Insituform® customer. Moving forward, we intend to continue looking for opportunities to market pipebursting services to existing customers, with a goal of becoming an even more important resource to them.

Kinsel's® microtunneling activities, meanwhile, are being integrated into our tunneling business unit. Because it does not fit our strategy, we sold Kinsel's® wastewater treatment plant construction business in February 2002, with effect from January 1. We still intend to divest Kinsel's® highway construction and maintenance business.

Investing in new technology.

We invest in technology for two primary reasons: (1) to reduce our costs, and (2) to broaden our range of application. In 2001, we made progress on both fronts.

Advances made in 2001 to our new installation method for small-diameter sewers will be phased into the market in the coming year. These refinements will further reduce our material costs and shorten the time it takes an Insituform® Cured-in-Place Pipe (CIPP) to harden. We are also simplifying the installation process by eliminating a step formerly done in the field.

In terms of unit volume, small-diameter sewers represent the largest segment of the sewer rehabilitation market. They are also the segment with the most intense price competition. Continual reduction of our installed cost is key to maintaining our competitive advantage in this business.

Work is also ongoing in our development and introduction of new, alternative methods of installing our products in medium- and large-diameter sewers. While these larger dimensioned sewers account for just 20% of pipes in the ground, they represent about 50% of the industry's revenue opportunities. In 2002, we expect to begin introducing new products that will strengthen our competitive advantage in these important markets.

Our Japanese exit strategy was successful.

In last year's report, we described our plan to end our direct investment in the Japanese market, operating instead as a licensor and exporter of our U.S.-made products. This change had the desired effect of lowering our product costs to our Japanese licensees and improving our profitability there.

Outlook for 2002

In 2001, short-term profit growth proved difficult to achieve. In response, we took some short-term actions. Our long-term strategy, however, has not changed. To grow our business, we continue to strive:

1. To be the low-cost provider of pipeline rehabilitation services.
2. To provide the best service in our industry so we preserve access to key customers.
3. To maintain our technology lead so we can constantly improve our methods and reduce their installed cost.
4. To broaden our product and service offering to include other trenchless methods.
5. To increase our market penetration.

Our primary goal in 2002 is to return to profit growth and to meet our forecasts. To achieve this, we will focus on these key areas:

1. To keep building backlog.

Our backlog entering 2002 is the strongest in our company's history. Our intention is to try to build backlog to maintain loading as we grow.

2. To develop our people.

High priority will be given to people development. We will focus on developing and recruiting professionals needed at all levels of our expanding business.

3. To continue improving our management and information systems.

Our key focus in 2002 is on simplification. We will continue to increase the functionality of our system to create a less complex, more integrated flow of information.

4. To reduce our costs.

Pricing pressure, whether driven by our strategy or by competitive response, is likely to continue in 2002. Our strategy is to bring costs down faster than prices. The major focus of operations in 2002 will be on staying loaded, reaching production goals and implementing already-available technology improvements. The launch of new technology will take second place to these priorities this year. We will also continue work begun in 2001 to increase the productivity of our pipebursting operations through method standardization and better job planning. We will also work on reducing our fixed and structural costs by simplifying our business processes, narrowing our focus and increasing outsourcing.

5. To broaden our scope.

Growth of our namesake Insituform® CIPP process remains a key part of our strategy. But we intend other trenchless processes to play an increasingly important role in our future. In 2002 we aim to grow sales of all of our processes, including CIPP, pipebursting, tunneling, microtunneling and directional drilling—both by expansion and, when opportunity arises, by acquisition. Last year, products other than our Insituform® CIPP process accounted for 30% of revenues. We expect that number to be higher in 2002.

Increasingly, we will seek to bring our major clients the full spectrum of our capabilities and to offer our services on projects that combine multiple processes. This approach requires us to be flexible in how we approach the market. It also means developing our ability to manage larger and more complex projects, especially those with broader scope.

In 2002 we intend to pursue more projects in partnership with general contractors. With this strategy, we can compete for projects that include both conventional and trenchless work—without having to undertake the open-cut work ourselves. We also expect to enhance our relationships with engineering firms and our capabilities for winning large design-build projects and qualification-based contracts.

In many respects, the challenges we'll face in the year ahead will not be unlike those of the year just completed. The difference, we believe, is that we're better prepared to deal with them. It will take some time to see the results of the actions we are taking, but we believe we are working on the things that will create profitable growth.



A.W. (Tony) Hooper
Chairman, President and Chief Executive Officer

With the Insituform® CIPP process as our foundation, we are building on our leadership position in the wastewater and storm water collection systems market.

A company that can install its products at a lower overall cost than its competitors gains a competitive advantage. So does a company that anticipates what its customers will want next and where the market is headed.

Our ongoing investments in research, technology, production and project management are focused on helping us create and sustain these advantages. Because of progress we've made, it takes fewer people to complete an Insituform® CIPP installation today than it did two years ago. Our materials costs are lower. The installation process takes less time.

Applying the lessons we've learned –

Our low-cost provider strategy has helped our Insituform® CIPP process gain market share. We are now applying that strategy to all of our products and services.

In doing so, we will be seeking ways to bring material, labor, equipment and installation costs down further. Our goal is to build upon our leadership position in the wastewater and storm water collection systems market.





By expanding our capabilities, we are strengthening our competitive position as we pursue a larger portion of the market.

Entering 2002, our work backlog is the largest in our company's history. We have more than $350 million in sewer rehabilitation work on our books. Also noteworthy is our tunneling backlog, which exceeded $100 million at year's end—nearly five times more than it was a year earlier.

Why the growth? Why now?

Industry experts generally point to continued commercial and residential expansion, which is straining the capacity of aging wastewater and storm water collection systems in many cities. To address current system limitations, many cities are rehabilitating existing lines, adding new ones—or both.

The large-scale magnitude of many cities' problems also helps explain the growth in the tunneling market. A number of major cities, for example, need major new systems for connecting their storm water and wastewater lines into a single system of transport. Given advances in tunneling technology, large-diameter interceptor and relief tunnels are now an economical and effective long-term solution to this problem.

Research suggests that acceptance of tunneling and other trenchless methods for new construction and rehabilitation projects is growing. Nearly two-thirds of collection system projects planned for 2002 are expected to include trenchless solutions, up 5% from just a year ago. The percentage of municipalities using trenchless methods to make these upgrades is on the rise.[1]

Creating a whole - Greater than the sum of its parts

To win an even bigger share of the overall wastewater and storm water collection market, we are targeting new customers and deepening our relationships with existing ones. By expanding our capabilities, our goal is not just to build more tunnels and repair more pipe, but to strengthen our overall competitive position.

[1] Underground Construction/Rehabilitation Technology's annual Municipal Sewer & Water Survey, published in February 2002.

By bundling our products together, we are able to offer more complete solutions to our customers' needs.

When a large-diameter pipe must be installed far below the earth's surface, tunneling is often the only solution. When cities need to add medium-diameter lines to existing collection systems in developed areas, it's a different story.

For these projects, some communities are turning to an emerging technology called microtunneling. Similar in many ways to traditional tunneling, microtunneling is accomplished using a remote-controlled boring machine to carve out a tunnel and install new pipe in a nearly simultaneous process.

Putting the pieces together into complete solutions...

We entered this business in 2001 with our acquisition of Kinsel® Industries. A logical extension of our existing tunneling business, microtunneling further expands the menu of services we offer and the range of problems we can solve.

Consider, for example, the City of Houston and its ongoing program to upgrade its wastewater and storm water collection systems. In recent years, the city has contracted with us to bore large-diameter tunnels through traditional tunneling, and medium-diameter tunnels using our microtunneling services. This new construction is in addition to the hundreds of thousands of feet of Houston sewers we have rehabilitated over the years using our Insituform® CIPP process and, more recently, pipebursting methods.

Numerous communities face similar wide-ranging challenges in upgrading their collection systems. The more often we can bundle together our services, the better able we are to address their far-ranging needs.





With additional products and services on our menu, we are now serving customers in new ways.

Fitting the solution to the need

The largest project in our company's history does not even involve the Insituform® CIPP process. Nor does it include the construction of a tunnel. Rather, our company's largest project involves a pipe rehabilitation method called pipebursting that we first began offering in 2001 after acquiring Kinsel® Industries.

The pipebursting method does something the Insituform® CIPP process can't. It enables a city to enlarge the size of its sewers without excavating. It allows us to expand our relationships with existing customers, as well as to introduce more solutions to our prospects.

Our work with the JEA, Jacksonville's sewer, water and electric utility, is a good case in point. In recent years, the JEA has identified hundreds of miles of infrastructure that are in critical condition. Finding it too expensive to dig up and replace all these lines, the utility explored a variety of alternative repair methods. Pipebursting emerged as the quickest and easiest solution for most of them.

Even the JEA doesn't rely on pipebursting exclusively, however. Depending on the project scope, it also utilizes the Insituform® CIPP process and other solutions.

The point is, it's important to fit the solution to the need, for every customer and on every project. With the broader selection of products we now have available, we are better equipped to do just that.

Financial Review

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999	1998	1997
Revenues	$445,310	$409,434	$339,883	$300,958	$320,640
Operating income	46,765	62,966	50,669	38,688	25,030
Income from continuing operations	24,940	34,906	25,983	17,887	9,644
Net income	24,868	34,906	25,983	17,887	9,419
DILUTIVE EARNINGS PER SHARE:					
Income from continuing operations	$ 0.93	$ 1.37	$ 1.00	$ 0.66	$ 0.36
Net income	0.92	1.37	1.00	0.66	0.35
Total assets	$463,622	$354,974	$311,625	$304,608	$297,852
Long-term debt, excluding current maturities	88,853	98,217	114,954	112,131	111,440
Total common stock and other stockholders' equity	250,127	165,290	138,603	139,505	131,502

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Insituform Technologies' revenues are derived primarily from installation of pipeline liners, replacement pipes and other contracting activities. Revenues are generated by the Company and its subsidiaries operating in the United States, Canada, France, the United Kingdom, the Netherlands, Belgium, Spain, Chile, Argentina and Mexico, and include royalties from unaffiliated Insituform licensees and sub-licensees and its unaffiliated NuPipe licensees. During the three years ended December 31, 2001, 2000 and 1999, approximately 69.8%, 74.0% and 76.4%, respectively, of the Company's consolidated revenues related to the Insituform CIPP Process.

RESULTS OF OPERATIONS

(IN THOUSANDS)

	2001	2000	1999
Revenues	$445,310	$ 409,434	$ 339,883
Gross Profit	124,848	137,073	118,651
Gross Profit Margin	28.0%	33.5%	34.9%
Selling, General and Administrative	66,955	68,825	62,393
Operating Income	46,765	62,966	50,669

Revenues increased 8.8% to $445.3 million in 2001 from $409.4 million in 2000 primarily due to the current year acquisition of Kinsel. Gross profit decreased both in total and as a percentage of revenues in 2001 compared to 2000 as a result of lower gross profit margins on Kinsel revenues and a reduction in North American rehabilitation gross profit margin. Selling, general and administrative expenses decreased by 2.7% to $67.0 million in 2001 compared to $68.8 million in 2000 due mainly to a significant reduction in incentive compensation and profit sharing expense. Operating income decreased 25.7% to $46.8 million in 2001 compared to $63.0 million in 2000.

Revenues of $409.4 million in 2000 was an increase of 20.5% from $339.9 million in 1999. Gross profit grew by 15.5% to $137.1 million in 2000 from $118.7 million in 1999. Gross profit margin declined modestly as revenue growth outpaced margin growth. Selling, general and administrative expenses increased 10.3% in 2000 to $68.8 million from $62.4 million in 1999. Operating income increased 24.3% to $63.0 million in 2000 from $50.7 million in 1999.

REHABILITATION
(IN THOUSANDS)

	2001	2000	1999
Revenues	$369,219	$ 325,773	$ 276,438
Gross Profit	107,809	115,500	107,881
Gross Profit Margin	29.2%	35.5%	39.0%
Selling, General and Administrative	60,800	61,530	55,469
Operating Income	36,191	48,997	47,178

Rehabilitation revenues for 2001 increased 13.3% over 2000 primarily as a result of incremental revenues of $47.0 million related to the Kinsel acquisition. Excluding the Kinsel acquisition, revenues in North America decreased $11.6 million or 4.1% to $269.9 million. The decrease in North America is a result of delays in job releases, price pressures and increased competition in several North American markets. Revenues in Europe increased $9.4 million or 24.1% to $48.4 million in 2001 compared to 2000 revenues of $39.0 million as a result of growth and improvement in market conditions in Europe.

Rehabilitation revenues for 2000 increased 17.8% over 1999 primarily as a result of growth in North America. Revenues for North America increased $53.4 million or 23.4% to $281.5 million as a result of increased penetration in existing markets combined with entrance into new markets. The increase in North America in 2000 was offset somewhat by fluctuations in currency exchange rates which had an adverse effect of $3.2 million on total European revenues for the year.

Gross profit margin for rehabilitation was 29.2% in 2001 versus 35.5% in 2000. The decrease in gross profit margins is primarily a result of lower utilization rates for work crews in North American operations, combined with more aggressive pricing as a result of increased competition in the marketplace. Also, operational capacity had been expanded in anticipation of revenue growth that did not materialize in 2001. Finally, the operations acquired from Kinsel contributed 22.1% of gross profit margin, which represents a lower margin base than typically achieved in the historical rehabilitation segment.

Gross profit margin for rehabilitation in 2000 declined to 35.5% versus 39.0% in 1999. The decrease in gross profit margin is primarily attributable to a change in the mix of contracts toward smaller diameter tubes in 2000 and to weaker margins in European operations caused by underutilization related to a decrease in revenues in Europe.

Selling, general and administrative expenses for the Company's rehabilitation operations decreased 1.2% in 2001 from 2000 and to 16.5% of revenues in 2001 from 18.9% in 2000 primarily due to a significant reduction in incentive compensation and profit sharing expense, offset by the inclusion of selling, general and administrative expenses related to the operations acquired in the Kinsel acquisition. In addition, the operations acquired in the Kinsel acquisition have a lower cost structure than typical for the rehabilitation segment.

Selling, general and administrative expenses for rehabilitation increased 10.9% in 2000 mainly as a result of ongoing costs related to the Company's improvements in management information systems, along with increases in compensation due to an increase in field personnel in North America and to additional operating costs related to the New York, Spanish and Belgium operations in 2000. Selling, general and administrative expenses were slightly lower as a percent of revenues in 2000 at 18.9% compared to 20.1% in 1999 due primarily to targeted management cost control measures in North American operations.

Rehabilitation operating income for 2001 decreased 26.1% from 2000. The decrease in operating income is a result of the decrease in gross profit margin discussed above, increased amortization of goodwill related to the Kinsel acquisition and the restructuring charge recorded in 2001. The Company's current efforts to control direct and overhead costs should effect a positive change in operating income in 2002.

Rehabilitation operating income for 2000 increased 3.9% over 1999 primarily as a result of the increase in revenues offset by the decrease in gross profit margin.

The Company anticipates increased revenue and profitability growth in rehabilitation starting in the first quarter of 2002 and continuing throughout the year, and the realization of better margins for the year ended December 31, 2002. The Company continues to focus much of its research and development efforts on identifying new and cost-effective ways to remain competitive in the market.

TUNNELING

(IN THOUSANDS)

	2001	2000	1999
Revenues	$49,019	$46,866	$40,049
Gross Profit	8,880	9,224	7,998
Gross Profit Margin	18.1%	19.7%	20.0%
Selling, General and Administrative	3,125	3,367	3,032
Operating Income	5,754	5,858	4,965

Tunneling revenues for 2001 increased 4.6% compared to 2000 as a result of the continued growth in the tunneling market.

Tunneling revenues for 2000 increased 17.0% compared to 1999 as a result of an improvement in the tunneling market that led to an increase in new projects which were begun in 2000. In addition, the Company finished work on a $40 million contract which had started in late 1999.

Gross profit margin for tunneling was 18.1% in 2001 versus 19.7% in 2000 despite slightly stronger revenues. Gross profit margin decreased during the year due to a change in mix to smaller, lower margin projects from larger, higher margin projects.

Gross profit for tunneling increased 15.3% to $9.2 million in 2000 from $8.0 million in 1999 due primarily to increased revenues. Gross profit margin did not change significantly compared to 1999.

Selling, general and administrative expenses for tunneling decreased 7.2% in 2001 from 2000. Selling, general and administrative expenses decreased to 6.4% of revenues from 7.2% in 2000. The decline in selling, general and administrative expenses and selling, general and administrative expenses as a percent of revenues is due to a reduction in incentive compensation and profit sharing expense and targeted cost reduction initiatives.

Selling, general and administrative expenses for tunneling increased 11.0% in 2000 over 1999. Selling, general and administrative expenses decreased slightly to 7.2% of revenues in 2000 from 7.6% of revenues in 1999. The increase in selling, general and administrative expenses primarily relates to increased administrative costs related to the increased volume of business in 2000.

Tunneling operating income decreased slightly in 2001 compared to 2000, primarily as a result of the decrease in gross profit margins discussed above. Operating income in 2000 increased 18.0% over 1999 primarily as a result of the increase in revenues.

The Company expects the tunneling unit to continue its trend of increasing revenue growth in 2002, but at an increased rate, which is likely to outpace growth in other business segments. Though gross profit margins are expected to remain similar to those realized in 2001, the resulting mix change should yield lower consolidated profit margins for the Company on a consolidated basis as margins in this business are traditionally lower than margins in the Company's other activities. Tunneling will continue to grow in significance to the Company's overall financial results through increased traditional work volumes, expanded product offerings and development of new markets for its products.

TiteLiner

(IN THOUSANDS)

	2001	2000	1999
Revenues	$27,072	$36,795	$23,396
Gross Profit	8,159	12,349	2,772
Gross Profit Margin	30.1%	33.6%	11.8%
Selling, General and Administrative	3,030	3,928	3,892
Operating Income	4,820	8,111	(1,474)

TiteLiner revenues for 2001 decreased 26.4% from 2000 primarily as a result of the completion of a large contract in South America in early 2001 that added $13 million to revenues in 2000 versus $1 million in 2001. In addition, the United States and South American markets are geared toward large projects related to mining and thus fluctuate in tandem with mineral prices, especially copper. The price of copper and palladium are depressed, which has resulted in a substantial decrease in projects relating to mining.

TiteLiner revenues in 2000 increased 57.3% from 1999 primarily due to revenues recorded related to the South American contract discussed above. In addition, the Canadian market is geared toward smaller projects in the oil and gas industry. Accordingly, increases in oil prices in 2000 led to a more favorable market for oil pipeline repairs.

Gross profit margin for TiteLiner was 30.1% in 2001 versus 33.6% in 2000. Lower mineral prices led to decreased revenues during 2001 placing pressure on overall unit capacity costs and yielding lower gross profit margins.

Gross profit margin for TiteLiner increased to 33.6% in 2000 from 11.8% in 1999. The principal reason for the higher gross profit margin was a more favorable market for pipeline repairs as a result of the increase in oil prices. In addition, gross profit margin in 1999 was unfavorably impacted by difficulties with a major project in Chile.

Selling, general and administrative expenses for TiteLiner decreased 22.9% in 2001 from 2000 primarily as a result of a reduction in incentive compensation and profit sharing expense and targeted cost reduction initiatives. Selling, general and administrative expenses increased to 11.2% of revenues from 10.7% in 2000 due to decreased leverage of fixed costs over a lower revenue base.

Selling, general and administrative expenses for TiteLiner remained relatively unchanged in 2000 compared to 1999. Selling, general and administrative expenses were lower as a percent of revenues in 2000 at 10.7% compared to 16.6% in 1999 primarily as a result of increased leverage of fixed costs over a higher revenue base.

TiteLiner's operating income for 2001 declined 40.6% compared to 2000, as a result of the decreases in revenues and gross profit margins discussed above. Operating income for 2000 increased $9.6 million over 1999 as a result of the increases in revenues and gross profit margins discussed above.

The Company expects continuing deterioration of revenues for TiteLiner in 2002, but by maintaining profit margins and trimming operating costs where possible, the overall impact to consolidated net income should be minimal.

Restructuring

In the fourth quarter of 2001, the Company recorded a restructuring charge of $4.1 million, $0.9 million of which related to the elimination of 112 company-wide positions specifically identified as of December 31, 2001. An additional $3.2 million of the charge relates to asset write-downs, lease cancellations and other costs associated with the closure and consolidation of eight facilities in the United States and the disposal of the associated assets. See Note 5 to the Consolidated Financial Statements regarding restructuring costs. The Company expects the annualized benefit from the restructuring actions to be approximately $9.0 million before tax.

Other Income/Expense

Interest expense for 2001 was relatively unchanged at $9.3 million. Although the Company made a scheduled $15.7 million payment on its Senior Notes, Series A (the "Senior Notes") in February 2001, the Company acquired additional debt of $12.2 million in the first quarter of 2001 as part of its acquisition of Kinsel.

Interest expense in 2000 increased 3.5% to $9.3 million from $9.0 million in 1999. This increase was primarily due to additional debt from the June 1999 acquisition of the Company's Dutch licensee, offset somewhat by payments of interest-bearing deferred consideration attributable to the Company's 1998 acquisition of Video Injection.

Other income decreased 38.1%, or $1.4 million, to $2.3 million during 2001. This was primarily due to a 400 basis point decline in market rates of return on the Company's short-term investments. Other income in 2000 decreased 1.7% to $3.7 million from $3.8 million in 1999. The relatively flat income was due to lower invested cash balances in the fourth quarter of 2000 versus 1999.

Income Taxes

The Company's effective tax rate for 2001 decreased only slightly to 39.4% compared to 39.5% in 2000. Although there is a relatively minor change to the effective tax rate, the components of the effective tax rate changed more significantly. There was an increased effect of non-deductible goodwill as a result of the Kinsel acquisition, which was offset by a reduction due to the favorable conclusion of outstanding exams. The Company's effective tax rate was 39.5% in 2000 compared to 41.6% in 1999, primarily due to more effective management over worldwide taxes, along with the reduced effect of non-deductible goodwill amortization.

As indicated in Note 14 of the Notes to Consolidated Financial Statements, the 2001, 2000 and 1999 effective tax rates were higher than the United States federal statutory rate, primarily due to non-deductibility of goodwill amortization associated with acquisitions, which is generally not deductible for tax purposes.

Minority Interest and Equity in Earnings of Affiliated Companies

Minority interest in net income decreased in 2001 to $0.3 million from $0.6 million in 2000. The decrease was due to the acquisition in 2001 of an additional 10% interest in Video Injection, and, in late 2000, the purchase of an additional 35% interest in Insituform France. Equity in earnings of affiliated companies increased 39.2% to $1.1 million in 2001 compared to $0.8 million in 2000. The increase is a result of an additional $0.2 million in contributions from the Company's European rehabilitation joint ventures and an additional $0.1 million from joint ventures acquired in the Kinsel acquisition.

Minority interest in net income decreased 27.1% in 2000 to $0.6 million from $0.8 million in 1999. This change was due predominantly to the Company's increased ownership in Linings, the Company's manufacturing operation in Europe. Equity earnings of affiliated companies increased $0.5 million in 2000 to $0.8 million from $0.3 million in 1999. This increase was due primarily to the elimination of losses from the Midsouth Partners partnership from which the Company withdrew in the third quarter of 1999.

Discontinued Operations

In the fourth quarter, the Company made the decision to sell certain operations related to the Kinsel acquisition. Accordingly, the Company has classified as discontinued the wastewater treatment plant, commercial construction and highway operations acquired as part of the Kinsel acquisition. These operations are not consistent with the Company's operating strategy of providing differentiated trenchless rehabilitation and tunneling services. The net loss for the discontinued operations for the year ended December 31, 2001 was $0.1 million on $56.9 million in revenues. In February 2002, the Company closed the sale of Kinsel's wastewater treatment plant operations for slightly less than the book value of the assets sold. The Company is currently marketing Kinsel's highway construction and maintenance operations. See Note 4 to the Consolidated Financial Statements regarding discontinued operations.

Net Income/Earnings per Share

As a result of operations, net income in 2001 decreased 28.8% to $24.9 million, representing a 5.6% return on revenue, compared to $34.9 million, representing an 8.5% return on revenue in 2000 and $26.0 million in 1999, representing a 7.6% return on revenue. Return on average stockholders' equity was 12.0%, 23.0% and 18.7% in 2001, 2000, and 1999, respectively.

Earnings per share-dilutive decreased 32.8% from $1.37 per share in 2000 to $0.92 per share in 2001. The restructuring charge and the effect of discontinued operations discussed above impacted earnings per share-dilutive by $0.10 per share. Earnings per share-dilutive increased 37.0% from $1.00 per share in 1999 to $1.37 per share in 2000. The increase is primarily related to the increase in net income. Earnings per share-dilutive was also favorably impacted by the repurchase of 500,165 shares of common stock in 2000.

Outlook

Responding to the disappointing performance of 2001, management analyzed the cost structure supporting the Company's operations and began making reductions. The Company anticipates better performance in the 2002 fiscal year than in 2001. Backlog in most business units is the strongest it has ever been, and the Company has won several contracts with significant revenue dollars attached to them.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the notes to the consolidated financial statements.

Revenue Recognition—Percentage-of-Completion Method

The Company recognizes revenues and profit as construction and installation contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. Under this method, estimated contract revenues and resulting gross profit margin are recognized based on costs incurred to date as a percentage of total estimated costs. The Company follows this method since reasonably dependable estimates of the revenues and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Total estimated costs, and thus contract margin, are impacted by changes in productivity, scheduling, and the unit cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing approvals, labor availability, governmental regulation and politics may also affect the progress and estimated cost of a project's completion and thus the timing of margin and revenue recognition. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenues and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenues and profits. When current estimates of total contract costs indicate that the contract will result in a loss, the projected loss is recognized in full in the period in which the loss becomes evident. Revenues from change orders, extra work, variations in the scope of work and claims are recognized when realization is reasonably assured.

Many of our contracts provide for termination of the contract at the convenience of the customer. In the event a contract would be terminated at the convenience of the customer prior to completion, we will typically be compensated for progress up to the time of termination and any termination costs. In addition, many contracts are subject to certain completion schedule requirements with liquidated damages in the event schedules are not met as the result of circumstances that are within our control. Losses on terminated contracts and liquidated damages have historically not been significant.

Long-Lived Assets

Property, plant and equipment, goodwill and other intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy can result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of property, plant and equipment should be shortened, the Company would depreciate the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing depreciation expense.

Long-lived assets, including property, plant and equipment, goodwill and other intangibles, are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- significant underperformance in a region relative to expected historical or projected future operating results;
- significant changes in the use of the assets of a region or the strategy for the region;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization is significantly less than net book value.

Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Allowance for Doubtful Accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management evaluates specific accounts where the Company has information that the customer may be unwilling or unable to pay the receivable in full. In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due in order to reduce the receivable to the amount that is expected to be collected. The specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. After all attempts to collect the receivable have failed, the receivable is written off against the reserve. Based on the information available, the Company believes that the allowance for doubtful accounts as of December 31, 2001 is adequate. However, no assurances can be given that actual write-offs will not exceed the recorded reserve.

LIQUIDITY AND CAPITAL RESOURCES

The balance of cash and cash equivalents increased $10.5 million to $74.6 million at December 31, 2001 compared to $64.1 million at December 31, 2000. The cash balance at the end of 2001 includes $4.3 million of cash and cash equivalents restricted in various escrow accounts. Operating cash flow from continuing operations of $44.7 million provided a significant majority of the Company's cash flow in the year ended December 31, 2001, an amount 179.3% of net income from continuing operations. Net operating cash flow for the year was $34.8 million. Historically, operating cash flow has been the largest source of available capital, by comparison providing $42.6 million and $34.4 million in the years ended December 31, 2000 and 1999, respectively. Working capital was $138.7 million at December 31, 2001 compared to $114.5 million at December 31, 2000. The Company anticipates that operating cash flow will remain a significant portion of operational funding in the foreseeable future.

Other significant sources of cash during 2001 were proceeds from short-term borrowings against the line of credit of $15.0 million and proceeds of $9.0 million from the sale of fixed assets, including a building sold due to the closure of an operating site and two tunneling machines. An additional $6.1 million was contributed from the issuance of common stock upon the exercise of options in 2001.

Cash was used in nearly equal amounts for investing and financing activities during 2001. Of the $16.6 million expended on capital, $6.6 million related to two tunneling machines for which the Company initially funded construction and were later leased back under an operating lease. The Company's investing activities in 2001 included $20.6 million of repayments on debt agreements, the largest of which was a $15.7 million scheduled principal payment on the Company's Senior Notes. These payments are scheduled in equal amounts through 2007. Repurchases under the Company's previously reported stock repurchase program were $12.2 million for the year to acquire 563,109 shares. The net effect of the Company's stock issuance and repurchases during 2001 did not have a significant impact on earnings per share in 2001.

Trade receivables, together with costs and estimated earnings in excess of billings and retainage under construction contracts, increased 15.4%, to $131.2 million, from $113.7 million at the end of 2000, primarily a result of the acquisition of Kinsel, which added $13.7 million to receivables at the end of 2001. The collection of installation receivables involves contractual provisions for retainage by the project owner, often 5% to 15% of the contract amount, which extends the collection process. The slow review processes often employed by the Company's municipal customers also sometimes further prolong collections. In the United States, retainage receivables are generally received within 60 to 90 days after the completion of a contract.

The Company has entered into several contractual joint ventures in order to develop joint bids on contracts for its installation business and for tunneling operations. In these cases, the Company could be required to complete the partner's portion of the contract if the partner is unable to complete its portion. The Company continues to investigate opportunities for expanding its business through such arrangements.

At December 31, 2001, the Company had unused committed bank credit facilities under a credit agreement (the "Credit Agreement") totaling $34.1 million. The commitment fee paid per annum by the Company is 0.2% on the unborrowed balance. The interest rates under this facility vary and are based on the prime rate. As of December 31, 2001, the rate was 4.75%.

The Company's Senior Notes, due February 14, 2007, bear interest, payable semi-annually in August and February of each year, at the rate per annum of 7.88%. Each year, from February 2002 to February 2006, inclusive, the Company will be required to make principal payments of $15.7 million, together with an equivalent payment at maturity. On December 31, 2001, the principal amount of Senior Notes outstanding was $94.3 million. The Senior Notes may be prepaid at the Company's option, in whole or in part, at any time, together with a make-whole premium. Upon specified change in control events each holder has the right to require the Company to purchase its Senior Note without any premium thereon.

The note purchase agreements pursuant to which the Senior Notes were acquired, and the Credit Agreement, obligate the Company to comply with certain financial ratios and restrictive covenants that, among other things, place limitations on operations and sales of assets by the Company or its subsidiaries, limit the ability of the Company to incur further secured indebtedness and liens and of subsidiaries to incur indebtedness, and, in the event of default, limit the ability of the Company to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock. The Credit Agreement also obligates certain of the Company's domestic subsidiaries to guaranty the Company's obligations, as a result of which the same subsidiaries have also delivered their guaranty with respect to the Senior Notes.

The Company believes it has adequate resources and liquidity to fund future cash requirements for working capital, capital expenditures and debt repayments with cash generated from operations, existing cash balances, additional short- and long-term borrowing and the sale of assets. For additional discussion of assets financed through operating leases and the capital commitments thereon, see Note 15 in the Notes to Consolidated Financial Statements.

In February 2001, the Company acquired Kinsel, a trans-regional provider of pipebursting and other sewer rehabilitation services for approximately $80.0 million. The acquisition was funded primarily through issuance of 1,847,165 shares of the Company's common stock from treasury, cash and the issuance of a $5.4 million note to the seller.

In February 2000, the Company acquired the rights to the Insituform CIPP Process and NuPipe Process for the states of New York and New Jersey, through the purchase of all of the shares of the capital stock of Insituform Metropolitan, Inc. and the operating assets of certain of its affiliates. At closing, the Company paid the sellers or delivered into escrow an aggregate of $5.0 million in cash, in addition to assuming operating liabilities of the acquired business. In July 2000, Insituform Italia s.r.l., a newly formed joint venture of the Company and Per Aarsleff A/S, acquired Italcontrolli Nord s.r.l., the Insituform CIPP process licensee in Italy, for $1.2 million. During the third quarter, the Company acquired the remaining 50% ownership of K-Insituform, N.V., its joint venture in Belgium, for approximately $0.3 million, along with the remaining 33% ownership of Insituform France, S.A., for approximately $0.8 million.

MARKET RISK

The Company is exposed to the effect of interest rate changes and foreign currency fluctuations.

INTEREST RATE RISK

The fair value of the Company's cash and short-term investment portfolio and the fair value of the line of credit facility at December 31, 2001 approximated carrying value. Given the short-term nature of these instruments, market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material.

The Company's objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, the Company maintains fixed rate debt as a percentage of its net debt in a percentage range set by policy. The fair value of the Company's long-term debt, including current maturities and the amount outstanding on the line of credit facility, was estimated to be $124.4 million at December 31, 2001, and exceeded carrying value by $347 thousand. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the Company's debt specific borrowing rates at December 31, 2001, or $1.9 million.

Foreign Exchange Risk

The Company operates subsidiaries and is associated with licensees and affiliates operating solely in countries outside of the United States, and in currencies other than the U.S. dollar. Consequently, these operations are inherently exposed to risks associated with fluctuation in the value of the local currencies of these countries compared to the U.S. dollar. At December 31, 2001, approximately $3.8 million of financial instruments, primarily long-term debt, were denominated principally in Euros. The effect of a hypothetical adverse change of 10% in year-end exchange rates (a weakening of the U.S. dollar) is immaterial.

EFFECTS OF TRANSACTIONS WITH RELATED AND CERTAIN OTHER PARTIES

Affholder, Inc., the Company's wholly-owned subsidiary that comprises the tunneling segment, leased four cranes from A-Y-K-E Partnership as of March 15, 2002. A-Y-K-E is a partnership that is controlled by Robert W. Affholder, the Company's Senior Executive Vice President and a member of the Company's board of directors. During the year ended December 31, 2001, Affholder paid A-Y-K-E $453,500 pursuant to equipment leases. This amount represents 31.9% of all lease payments made by Affholder during 2001 and 2.1% of all lease payments made by the Company in 2001. Affholder owns, or leases under long-term operating leases with third party leasing companies, several pieces of tunneling equipment, including cranes and tunnel boring machines. From time to time for specific projects, Affholder will lease additional equipment from a variety of sources, including A-Y-K-E. A-Y-K-E owns various pieces of equipment that are used in the tunneling industry, including cranes and tunnel boring machines. The cranes that are currently under lease are leased under separate lease agreements on terms that are substantially similar to, or better than, those otherwise available to Affholder in the market. The leases are terminable upon 30 days' prior notice by either party. During 2001, A-Y-K-E leased equipment only to Affholder. At Affholder's discretion, Affholder may sublease the cranes to third parties and retain any profit generated from the sublease.

FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements that are based on information currently available to management and on management's beliefs and assumptions. When used in this document, the words "anticipate," "estimate," "believes," "plans," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Such statements are subject to risks and uncertainties. The Company's actual results may vary materially from those anticipated, estimated or projected due to a number of factors, such as the competitive environment for the Company's products and services, the geographical distribution and mix of the Company's work, the timely award or cancellation of projects, political circumstances impeding the progress of work and other factors set forth in reports and other documents filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume a duty to update forward-looking statements. Please use caution and do not place reliance on forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
REVENUES	$445,310	$409,434	$339,883
COST OF REVENUES	320,462	272,361	221,232
GROSS PROFIT	124,848	137,073	118,651
SELLING, GENERAL AND ADMINISTRATIVE	66,955	68,825	62,393
AMORTIZATION EXPENSE	7,001	5,282	5,589
RESTRUCTURING CHARGES	4,127	-	-
OPERATING INCOME	46,765	62,966	50,669
OTHER (EXPENSE) INCOME:			
Interest expense	(9,339)	(9,347)	(9,031)
Other	2,309	3,732	3,797
TOTAL OTHER EXPENSE	(7,030)	(5,615)	(5,234)
INCOME BEFORE TAXES ON INCOME	39,735	57,351	45,435
TAXES ON INCOME	15,653	22,647	18,879
INCOME BEFORE MINORITY INTERESTS AND EQUITY IN EARNINGS	24,082	34,704	26,556
MINORITY INTERESTS	(273)	(610)	(837)
EQUITY IN EARNINGS OF AFFILIATED COMPANIES	1,131	812	264
INCOME FROM CONTINUING OPERATIONS	24,940	34,906	25,983
LOSS FROM DISCONTINUED OPERATIONS	(72)	-	-
NET INCOME	$ 24,868	$ 34,906	$ 25,983
EARNINGS PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS:			
Basic:			
Income from continuing operations	$ 0.94	$ 1.41	$ 1.02
Discontinued operations	-	-	-
Net Income	$ 0.94	$ 1.41	$ 1.02
Diluted:			
Income from continuing operations	$ 0.93	$ 1.37	$ 1.00
Discontinued operations	-	-	-
Net Income	$ 0.92	$ 1.37	$ 1.00

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS

—AS OF DECEMBER 31, 2001 AND 2000

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents, including restricted cash of $4,262 and $1,584, respectively	$ 74,649	$ 64,107
Receivables, net	86,191	78,607
Retainage	21,327	15,976
Costs and estimated earnings in excess of billings	23,719	19,151
Inventories	13,712	18,121
Prepaid expenses and other	8,135	5,046
Assets held for disposal	32,034	-
Total current assets	259,767	201,008
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation	68,547	70,226
OTHER ASSETS:		
Goodwill, less accumulated amortization of $28,166 and $22,171, respectively	117,251	66,108
Other assets	18,057	17,632
Total other assets	135,308	83,740
Total assets	$ 463,622	$354,974
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt and line of credit	$ 35,218	$ 18,023
Accounts payable and accrued expenses	68,302	63,829
Billings in excess of costs and estimated earnings	8,057	4,688
Liabilities related to discontinued operations	9,471	-
Total current liabilities	121,048	86,540
LONG-TERM DEBT, less current maturities	88,853	98,217
OTHER LIABILITIES	2,039	2,570
Total liabilities	211,940	187,327
MINORITY INTERESTS	1,555	2,357
STOCKHOLDERS' EQUITY:		
Preferred stock, undesignated, $.10 par – shares authorized 2,000,000; none outstanding	-	-
Common stock, $.01 par – shares authorized 60,000,000; shares issued 28,571,158 and 28,152,570, shares outstanding 26,602,385 and 24,908,304	286	282
Additional paid-in capital	129,651	81,934
Retained earnings	172,112	147,244
Treasury stock – 1,968,773 and 3,244,266 shares	(44,563)	(58,478)
Cumulative foreign currency translation adjustments	(7,359)	(5,692)
Total stockholders' equity	250,127	165,290
Total liabilities and stockholders' equity	$ 463,622	$354,974

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS, EXCEPT NUMBER OF SHARES)

	Common Stock		Additional			Cumulative Foreign Currency	Total	
	Shares	Amount	Paid-In Capital	Retained Earnings	Treasury Stock	Translation Adjustments	Stockholders' Equity	Comprehensive Income
BALANCE, December 31, 1998	27,302,304	$273	$ 68,931	$ 86,355	$(13,097)	$(2,957)	$139,505	
Net income	-	-	-	25,983	-	-	25,983	$ 25,983
Issuance of common stock upon exercise of options, including income tax benefit of $907	485,558	5	5,878	-	-	-	5,883	-
Common stock repurchased	-	-	-	-	(32,021)	-	(32,021)	-
Foreign currency translation adjustment	-	-	-	-	-	(747)	(747)	(747)
Total comprehensive income	-	-	-	-	-	-	-	$ 25,236
BALANCE, December 31, 1999	27,787,862	$278	$ 74,809	$112,338	$(45,118)	$(3,704)	$138,603	
Net income	-	-	-	34,906	-	-	34,906	$ 34,906
Issuance of common stock upon exercise of options, including income tax benefit of $2,295	364,708	4	7,125	-	-	-	7,129	-
Common stock repurchased	-	-	-	-	(13,360)	-	(13,360)	-
Foreign currency translation adjustment	-	-	-	-	-	(1,988)	(1,988)	(1,988)
Total comprehensive income	-	-	-	-	-	-	-	$ 32,918
BALANCE, December 31, 2000	28,152,570	$282	$ 81,934	$147,244	$(58,478)	$(5,692)	$165,290	
Net income	-	-	-	24,868	-	-	24,868	$ 24,868
Issuance of common stock upon exercise of options, including income tax benefit of $2,209	418,588	4	8,257	-	-	-	8,261	-
Issuance of common stock pursuant to acquisition	-	-	39,460	-	26,133	-	65,593	-
Common stock repurchased	-	-	-	-	(12,218)	-	(12,218)	-
Foreign currency translation adjustment	-	-	-	-	-	(1,667)	(1,667)	(1,667)
Total comprehensive income	-	-	-	-	-	-	-	$ 23,201
BALANCE, December 31, 2001	28,571,158	$286	$129,651	$172,112	$(44,563)	$(7,359)	$250,127	

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 24,868	$ 34,906	$ 25,983
Loss from discontinued operations	72	-	-
Income from continuing operations	24,940	34,906	25,983
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation	14,382	13,398	12,655
Amortization	7,001	5,282	5,589
Other	1,425	(2,417)	(475)
Deferred income taxes	891	1,057	1,689
Changes in operating assets and liabilities, net of purchased businesses			
Receivables	(6,054)	(27,439)	(9,718)
Inventories	4,761	(5,727)	(1,125)
Prepaid expenses and other assets	(1,530)	5,383	(3,703)
Accounts payable and accrued expenses	(1,101)	18,180	3,484
Net cash provided by operating activities of continuing operations	44,715	42,623	34,379
Net cash used by operating activities of discontinued operations	(9,879)	-	-
Net cash provided by operating activities	34,836	42,623	34,379
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(16,638)	(30,208)	(11,746)
Proceeds from sale of fixed assets	9,048	-	-
Purchases of businesses, net of cash acquired	(1,878)	(7,032)	(11,325)
Other investing activities	(2,147)	1,476	3,304
Net cash used in investing activities	(11,615)	(35,764)	(19,767)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	6,052	4,834	4,976
Purchases of treasury stock	(12,218)	(13,360)	(32,021)
Proceeds from long-term debt	-	660	6,050
Principal payments on long-term debt	(20,611)	(2,765)	(2,288)
Increase (decrease) in notes payable	14,995	542	(276)
Net cash used in financing activities	(11,782)	(10,089)	(23,559)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(897)	(846)	226
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,542	(4,076)	(8,721)
CASH AND CASH EQUIVALENTS, beginning of year	64,107	68,183	76,904
CASH AND CASH EQUIVALENTS, end of year	$ 74,649	$ 64,107	$ 68,183
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for-			
Interest	$ 9,652	$ 9,217	$ 8,852
Income taxes	15,121	18,512	17,593
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of common stock pursuant to acquisition	$ 65,593	$ -	$ -
Issuance of note payable pursuant to acquisition	5,350	-	-

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Insituform Technologies®, Inc. (a Delaware corporation) and subsidiaries (collectively, the "Company") is a worldwide provider of proprietary trenchless technologies for the rehabilitation and improvement of sewer, water, gas and industrial pipes. The Company's primary technology is the Insituform® process, a "cured-in-place" pipeline rehabilitation process (the "Insituform CIPP Process"). Pipebursting is a trenchless method of dilating and replacing an old pipeline with a new plastic pipe. The microtunneling process is a method of drilling a new tunnel from surface operated equipment. Sliplining is a method used to push or pull a new pipeline into an old one. The Company's TiteLiner ("TiteLiner") process is a method of lining steel lines with a corrosion and abrasion resistant pipe. The Company is engaged in trenchless tunneling used in the installation of new underground services.

2. SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including a 75%-owned United Kingdom subsidiary, Insituform Linings Plc.; a 55%-owned Mexican subsidiary, United Pipeline de Mexico, S.A.; and a 89.6%-owned French subsidiary, Video Injection, S.A. For contractual joint ventures, the Company recognizes revenue and profits on its portion of the contract. All intercompany transactions and balances have been eliminated.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain previously reported amounts have been restated to conform to classifications adopted in 2001 or to reflect the Company's wastewater treatment, commercial construction and highway operations as discontinued operations.

REVENUES

Revenues include construction and installation revenues, which are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. At December 31, 2001, there are no significant provisions for expected losses on contracts. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is reasonably assured.

Research and Development

The Company expenses research and development costs as incurred. Research and development costs of $2.3 million, $2.4 million and $2.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

Taxes on Income

The Company provides for estimated income taxes payable or refundable on current year income tax returns as well as the estimated future tax effects attributable to temporary differences and carryforwards, based upon enacted tax laws and tax rates.

Earnings Per Share

Earnings per share have been calculated using the following share information:

(IN THOUSANDS)

	2001	2000	1999
Weighted average number of common shares used for basic EPS	26,427,276	24,834,413	25,460,287
Effect of dilutive stock options and warrants	495,996	705,751	619,245
Weighted average number of common shares and dilutive potential common stock used in dilutive EPS	26,923,272	25,540,164	26,079,532

Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of 90 days or less as cash equivalents. Recorded book values are reasonable estimates of fair value for cash and cash equivalents.

Allowance for Doubtful Accounts

Management makes estimates of the uncollectibility of accounts receivable. The Company records a reserve for specific accounts to reduce receivables to the amount that is expected to be collected. The specific reserves are reevaluated and adjusted as additional information is received. After all attempts to collect the receivable have failed, the receivable is written off against the reserve.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value work-in-process, finished goods and construction materials. Standard cost includes direct labor, raw materials, and manufacturing overhead based on practical capacity.

Long-Lived Assets

Property, plant and equipment, goodwill and other intangibles are recorded at cost and are amortized on a straight line basis over their estimated useful lives. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset value is written down to its fair value.

Goodwill

The Company amortizes goodwill over periods of 15 to 25 years on the straight-line basis. Amortization expense related to goodwill for the years ended December 31, 2001, 2000 and 1999 was $6.2 million, $3.8 million and $3.3 million, respectively.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires separate recognition of intangible assets that meet certain criteria. This statement applies to all business combinations completed after June 30, 2001. The adoption of SFAS 141 did not have a significant impact on the Company's financial statements.

SFAS 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 is effective for fiscal periods beginning after December 15, 2001. As a result of this new standard, the Company continued to amortize goodwill that existed prior to June 30, 2001, through December 31, 2001, at which time amortization ceased and a transitional impairment test will be performed. Management is currently reviewing the new standard and evaluating the impact on its future consolidated financial statements and accounting policies and practices. Amortization of goodwill for 2001 totaled $6.2 million.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard will be adopted by the Company on January 1, 2003. Management believes that the adoption of SFAS No. 143 will not have a material impact on its future consolidated financial statements.

Foreign Currency Translation

Results of operations for foreign entities are translated using the average exchange rates during the period. Current assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date, and the related translation adjustments are reported as a separate component of stockholders' equity.

3. BUSINESS ACQUISITIONS

On February 28, 2001, the Company acquired 100% of the stock of Kinsel Industries, Inc. ("Kinsel") and an affiliated company, Tracks of Texas, Inc. ("Tracks"). Kinsel has operations in pipebursting, microtunneling, wastewater treatment plant construction, commercial construction and highway construction and maintenance. Tracks is a real estate and construction equipment leasing company that primarily leases equipment to Kinsel. The purchase price was approximately $80 million, paid in a combination of cash, notes and 1,847,165 shares of the Company's common stock valued at $35.51 per share. The transaction was accounted for by the purchase method of accounting, and accordingly, their results are included in the Company's consolidated income statement from the date of acquisition. The purchase price was allocated to assets and liabilities based on their respective fair value at the date of acquisition and resulted in goodwill of $61.2 million, which is being amortized over 20 years. There are no contingent payments, options or commitments in connection with the acquisition. The Company subsequently decided to sell off portions of Kinsel that did not fit the Company's overall business strategy (See Note 4).

The following unaudited pro forma summary presents information as if Kinsel and Tracks had been acquired as of January 1, 2000. The pro forma amounts include certain adjustments, primarily to recognize depreciation and amortization, including amortization of goodwill, based on the allocated purchase price of Kinsel and Tracks assets, and do not reflect any benefits from economies that might be achieved from combining operations. The unaudited pro forma information has been presented for comparative purposes and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	For the year ended December 31, (unaudited)	
	2001	2000
Revenues	$ 454,923	$ 441,756
Income from continuing operations	25,398	35,338
Loss from discontinued operations	(843)	(550)
Net income	24,555	34,788
EARNINGS (LOSS) PER SHARE:		
Basic		
Income from continuing operations	0.96	1.32
Loss from discontinued operations	(0.03)	(0.02)
Net income	0.93	1.30
Diluted		
Income from continuing operations	0.94	1.29
Loss from discontinued operations	(0.03)	(0.02)
Net income	0.91	1.27

During the third quarter of 2000, the Company acquired the remaining 50% ownership of Insituform Belgium N.V. (formerly known as K-Insituform N.V.), its joint venture in Belgium, for approximately $0.3 million, along with the remaining 33% ownership in Insituform France, S.A., for approximately $0.8 million. In addition, in July 2000, the Company completed its acquisition of 50% of Italcontrolli-Insituform S.r.l. (formerly known as Italcontrolli Nord S.r.l.), its licensee in Italy, for approximately $1.2 million. There was no material goodwill resulting from these acquisitions.

In February 2000, the Company acquired the rights to the Insituform CIPP Process and NuPipe® process for the states of New York and New Jersey, through the purchase of all of the shares of the capital stock in Insituform® Metropolitan, Inc. and the operating assets of certain of its affiliates.

The Company paid the sellers or delivered into escrow an aggregate of $5.0 million in cash, in addition to assuming operating liabilities of the acquired business. The acquisition was accounted for by the purchase method and resulted in goodwill of $4.8 million.

On June 1, 1999, the Company completed its acquisition of all of the shares of its exclusive licensee of the Insituform CIPP Process in the Netherlands now named Insituform Rioolrenovatietechnieken B.V. from BFI Holdings B.V. The purchase price was NLG 25 million (approximately U.S. $11.7 million), which was paid in cash at closing. The acquisition was accounted for by the purchase method and resulted in goodwill of $10.8 million.

4. DISCONTINUED OPERATIONS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company has elected to early adopt the provisions of SFAS No. 144 for the year ended December 31, 2001. SFAS No. 144 supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and provides a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 clarifies certain provisions related to SFAS No. 121 and expands the use of discontinued operations to all components of a business for which separate results of operations can be identified.

In the fourth quarter of 2001, the Company made the decision to sell certain operations acquired in the Kinsel transaction. Accordingly, the Company has classified as discontinued the wastewater treatment plant, commercial construction and highway operations acquired as part of the Kinsel acquisition. These operations are not consistent with the Company's operating strategy of providing differentiated trenchless rehabilitation and tunneling services. In February 2002, the Company completed the sale of the wastewater treatment plant effective January 1, 2002. The Company received $1.5 million in cash and a $2.0 million note for a total sale price of $3.5 million, resulting in a slight loss on the sale. The Company is currently marketing Kinsel's commercial construction and highway operations. As of December 31, 2001, assets held for disposal totaled $32.0 million, which included $7.6 million of unbilled receivables, while liabilities related to discontinued operations totaled $9.5 million. The results of operations for the discontinued operations are as follows:

(IN THOUSANDS)

	2001
REVENUES:	
Wastewater Treatment Plant	$26,336
Commercial Construction and Highway Operations	30,576
	$56,912
INCOME (LOSS) FROM DISCONTINUED OPERATIONS:	
Wastewater Treatment Plant, net of tax of $230	$ 354
Commercial Construction and Highway Operations, net of tax benefit of $277	(426)
	$ (72)

5. RESTRUCTURING

In the fourth quarter of 2001, the Company recorded a restructuring charge of $4.1 million, $0.9 million of which is severance costs associated with the elimination of 112 company-wide positions specifically identified as of December 31, 2001. An additional $3.2 million of the charge relates to asset write-downs, lease cancellations and other costs associated with the closure of eight facilities in the United States and the disposal of the associated assets. As of December 31, 2001, the remaining liability is $1.4 million.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Activity in the allowance for doubtful accounts is summarized as follows for the years ended December 31:

(IN THOUSANDS)

	2001	2000	1999
Balance, at beginning of year	$ 2,067	$ 3,096	$ 2,909
Charged to expense	537	442	590
Write-offs and adjustments	(396)	(1,471)	(403)
Balance, at end of year	$ 2,208	$ 2,067	$ 3,096

7. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Costs and estimated earnings on uncompleted contracts consist of the following at December 31:

(IN THOUSANDS)

	2001	2000
Costs incurred on uncompleted contracts	$ 230,004	$ 172,529
Estimated earnings	61,859	54,499
	291,863	227,028
Less- Billings to date	(276,201)	(212,565)
	$ 15,662	$ 14,463
Included in the accompanying balance sheets:		
Costs and estimated earnings in excess of billings	$ 23,719	$ 19,151
Billings in excess of costs and estimated earnings	(8,057)	(4,688)
	$ 15,662	$ 14,463

Costs and estimated earnings in excess of billings represent work performed that either due to contract stipulations or lacking contractual documentation needed, could not be billed. Substantially all unbilled amounts are expected to be billed and collected within one year. Retainage due after one year is approximately $5.5 million at December 31, 2001.

8. INVENTORIES

Inventories are summarized as follows at December 31:

(IN THOUSANDS)

	2001	2000
Raw materials and supplies	$ 710	$ 1,376
Work-in-process	4,958	4,522
Finished products	1,670	1,872
Construction materials	6,374	10,351
	$13,712	$18,121

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

(IN THOUSANDS)

	Estimated Useful Lives (Years)	2001	2000
Land and land improvements	15 – 20	$ 9,336	$ 11,485
Buildings and improvements	5 – 40	25,342	24,474
Machinery and equipment	4 – 10	94,368	89,360
Furniture and fixtures	3 – 10	11,300	10,927
Autos and trucks	3 – 10	5,208	5,728
Construction in progress		6,839	7,183
		152,393	149,157
Less- Accumulated depreciation		(83,846)	(78,931)
		$ 68,547	$ 70,226

10. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt and line of credit consists of the following at December 31:

(IN THOUSANDS)

	2001	2000
7.88% Senior Notes, payable in $15,715 annual installments beginning February 2001 through 2007, with interest payable semiannually	$ 94,285	$110,000
Line of credit facility	15,913	-
5.5% bank term loan, €5.7 million, payable in seven equal annual installments through July 2006, with interest payable quarterly	3,618	4,582
Other notes, interest rates from 5.0% to 10.5%	10,255	1,658
	124,071	116,240
Less- Current maturities	(35,218)	(18,023)
	$ 88,853	$ 98,217

The 7.88% Senior Notes may be prepaid at the Company's option, in whole or in part, at any time, together with a make-whole premium, and upon specified change in control events each holder has the right to require the Company to purchase its Senior Notes without any premium thereon. The agreements obligate the Company to comply with certain financial ratios and restrictive covenants that, among other things, place limitations on operations and sales of assets by the Company or its subsidiaries, and limit the ability of the Company to incur further secured indebtedness and liens. Such agreements also obligate the Company's subsidiaries to provide guarantees to the holders of the Senior Notes if guarantees are given by them to certain other lenders.

During 2000, the Company obtained a line of credit facility with the capacity to borrow up to $50 million.

The commitment fee paid per annum by the Company is 0.2% on the unborrowed balance. The Company is obligated to comply with certain financial ratios, and restrictive covenants, which mirror the Senior Note agreements. This line of credit facility expires March 31, 2003. The interest rates under this facility vary and are based on the prime rate. As of December 31, 2001, the rate was 4.75%. The unused availability on the line of credit facility as of December 31, 2001 was $34.1 million. There was no outstanding balance on the line of credit at the end of 2000.

At December 31, 2001 and 2000, the estimated fair value of the Company's long-term debt was approximately $124.4 million and $111.0 million, respectively. Fair value was estimated using discounted market rates for debt of similar risk and maturity.

Principal payments required to be made for each of the next five years and thereafter are summarized as follows:

(IN THOUSANDS)

Year	Amount
2002	$ 35,218
2003	21,572
2004	17,229
2005	16,881
2006	16,475
After 2006	16,696
Total	$124,071

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at December 31:

(IN THOUSANDS)

	2001	2000
Accounts payable – trade	$43,905	$34,271
Compensation and profit sharing	6,153	14,158
Interest	3,039	3,632
Other	15,205	11,768
	$68,302	$63,829

12. STOCKHOLDERS' EQUITY

Stock Option Plans

The 2001 Employee Equity Incentive Plan (the "Employee Incentive Plan") provides for the granting to employees of stock-based awards, including (a) stock appreciation rights, (b) restricted shares of common stock, (c) performance awards, (d) stock options and (e) stock units. The maximum number of shares of common stock that currently may be issued under the Employee Incentive Plan is 1,000,000. The Employee Incentive Plan is administered by the Board of Directors, which determines the eligibility, timing, pricing, amount, vesting and other terms and conditions of awards, including stock option awards. The Company accounts for options granted under this plan in accordance with APB 25. The exercise price of each option issued under the 2001 Employee Incentive Plan, equals the closing market price of the Company's stock on the date of grant and, therefore, the Company makes no charge to earnings with respect to these options. Stock options, issued under the 2001 Employee Incentive Plan, generally vest over three years and have an expiration date of up to five to ten years after the date of grant.

The 2001 Non-Employee Director Equity Incentive Plan (the "Non-Employee Director Incentive Plan"), provides for the granting of stock options to non-employee directors. The total number of shares of common stock available for issuance under the Non-Employee Director Incentive Plan is 200,000. The Non-Employee Director Incentive Plan is administered by the Board of Directors.

Under the terms of the Non-Employee Director Incentive Plan, each non-employee director receives a stock option to purchase shares of common stock each year on the date of the Annual Meeting of Stockholders (or promptly thereafter, as determined by the Board), provided, that such director continues to be a non-employee director following such Annual Meeting. The purchase price per share of common stock for which each option is exercisable is the fair market value per share of common stock on the date the option is granted. Each option granted under the Non-Employee Director Incentive Plan is fully vested and exercisable immediately, and expires not later than ten years from the date of the grant.

Under the 1992 Employee Stock Option Plan (the "Employee Plan") and Director Stock Option Plan (the "Director Plan"), the Company may grant options to its employees and directors not to exceed 2,850,000 and 1,500,000 shares of common stock, respectively. No options are to be granted under the Employee Plan or the Director Plan since the adoption of the Employee Incentive Plan and the Non-Employee Director Incentive Plan. The plans are administered by the Board of Directors, which determines the timing of awards, individuals to be granted awards, the number of options to be awarded and the price, vesting schedule and other conditions of the options. The exercise price of each option equals the closing market price of the Company's stock on the date of grant and, therefore, the Company makes no charge to earnings with respect to these options. Options generally vest over three years and have an expiration date of up to five or ten years after the date of grant.

In accordance with SFAS No. 123, the Company has estimated the fair value of each option grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for the grants in 2001, 2000 and 1999, respectively: expected volatility of 75%, 62%, and 41%; risk-free interest rates of 4.8%, 5.1% and 6.4%; expected lives of seven, five and five years and no dividends. Had compensation cost for the stock options granted been determined based on their fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
Net income:			
As reported	$24,868	$34,906	$25,983
Pro forma	20,022	32,298	24,404
Basic earnings per share:			
As reported	0.94	1.41	1.02
Pro forma	0.76	1.30	0.96
Dilutive earnings per share:			
As reported	0.92	1.37	1.00
Pro forma	0.74	1.26	0.94

The following tables summarize information about options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.00 to $10.00	222,759	5.5 years	$ 8.76	222,759	$ 8.76
$10.00 to $20.00	513,703	4.1 years	$ 14.42	379,663	$14.37
$20.00 and above	1,120,840	6.2 years	$ 28.93	450,357	$28.81
	1,857,302	5.5 years	$ 22.50	1,052,779	$19.36

	2001		2000		1999	
Range of Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,743,002	$18.10	1,478,829	$12.14	1,508,998	$10.51
Granted	656,463	29.02	630,100	28.99	493,000	15.16
Exercised	(416,963)	14.46	(364,708)	12.83	(485,558)	10.18
Forfeited	(125,200)	22.20	(1,219)	10.84	(37,611)	11.56
Options outstanding, end of year	1,857,302	$22.50	1,743,002	$18.09	1,478,829	$12.14
Options exercisable, end of year	1,052,779	$19.36	913,824	$15.10	775,783	$11.32
Weighted average fair value of options granted		$21.26		$16.58		$ 6.98

At December 31, 2001, 4,077,584 shares of common stock were reserved pursuant to stock option plans.

13. OTHER INCOME (EXPENSE)

Other income (expense) is comprised of the following at December 31:

(IN THOUSANDS)

	2001	2000	1999
Investment income	$ 2,226	$ 3,493	$ 3,464
Other	83	239	333
	$ 2,309	$ 3,732	$ 3,797

14. TAXES ON INCOME

Income from continuing operations before taxes on income is as follows for the years ended December 31:

(IN THOUSANDS)

	2001	2000	1999
Domestic	$28,871	$46,801	$39,463
Foreign	10,864	10,550	5,972
Total	$39,735	$57,351	$45,435

Provisions for taxes on income from continuing operations consist of the following components for the years ended December 31:

(IN THOUSANDS)

	2001	2000	1999
Current:			
Federal	$ 8,320	$14,844	$12,670
Foreign	4,822	4,454	2,491
State	1,620	2,292	2,029
	$14,762	$21,590	$17,190
Deferred:			
Federal	580	727	1,682
Foreign	247	249	(180)
State	64	81	187
	$ 891	$ 1,057	$ 1,689
Total Tax Provision	$15,653	$22,647	$18,879

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	2001	2000	1999
Income taxes at U.S. federal statutory tax rate	35.0 %	35.0 %	35.0 %
Increase in taxes resulting from:			
State income taxes, net of federal income tax benefit	3.2	3.6	3.6
Goodwill amortization	2.4	1.3	1.6
Effect of foreign income taxed at foreign rates	(0.1)	0.3	0.2
Other	(1.1)	(0.7)	1.2
Total taxes on income	39.4 %	39.5 %	41.6 %

Net deferred taxes consist of the following at December 31:

(IN THOUSANDS)

	2001	2000
Deferred income tax assets:		
Foreign tax credits and net operating loss carryforwards	$ 1,183	$ 2,511
Accrued expenses	2,597	2,937
Other	1,143	690
Total deferred income tax assets	4,923	6,138
Deferred income tax liabilities:		
Property, plant and equipment	(4,114)	(2,818)
Other	(3,438)	(5,058)
Total deferred income tax liabilities	(7,552)	(7,876)
Net deferred income tax liabilities	$(2,629)	$(1,738)

Subject to the future taxable income on certain of the Company's subsidiaries, the Company's various foreign tax credits and net operating loss carryforwards have varying expiration dates, some ranging from 2006 – 2016 while $197,300 of net operating loss carryforwards have indefinite lives.

15. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases a number of its administrative operations facilities under noncancellable operating leases expiring at various dates through 2020. In addition, the Company leases certain construction, automotive and computer equipment on a multiyear, monthly or daily basis. Rent expense under all operating leases for 2001, 2000 and 1999 was $22.3 million, $17.7 million and $11.3 million, respectively. Rental expense paid to related parties was $453,500, $392,750 and $288,000 for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Company had under lease equipment with an original market value of approximately $57.8 million.

At December 31, 2001, the future minimum lease payments required under the noncancellable operating leases were as follows:

(IN THOUSANDS)

Year	Minimum Lease Payments
2002	$14,370
2003	10,878
2004	7,873
2005	4,141
2006	2,382
After 2006	4,845
Total	$44,489

LITIGATION

The Company is involved in certain litigation incidental to the conduct of its business. In the Company's opinion, none of these proceedings will have a material adverse effect on the Company's financial position, results of operations and liquidity. The financial statements include the estimated amounts of liabilities that are likely to be incurred from these and various other pending litigation and claims.

RETIREMENT PLANS

Substantially all of the Company's employees are eligible to participate in Company sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. Total contributions to the domestic plans were $1.5 million, $4.4 million and $3.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition, certain foreign subsidiaries maintain various other defined contribution retirement plans. Company contributions to such plans for the years ended December 31, 2001, 2000 and 1999, were $214,552, $352,000 and $138,000, respectively.

16. SEGMENT AND GEOGRAPHIC INFORMATION

The Company has principally three operating segments: rehabilitation, tunneling and TiteLiner. The rehabilitation segment provides trenchless methods of rehabilitating sewers, pipelines and other conduits using a variety of technologies including the Insituform CIPP Process, pipebursting, microtunneling and sliplining. The tunneling segment engages in trenchless tunneling used in the installation of new underground services, and the TiteLiner segment provides a method of lining steel lines with a corrosion and abrasion resistant pipe. These operating units represent strategic business units that offer distinct products and services and serve different markets.

The following disaggregated financial results have been prepared using a management approach, which is consistent with the basis and manner with which management internally disaggregates financial information for the purpose of assisting in making internal operating decisions. The Company evaluates performance based on standalone operating income.

There were no customers which accounted for more than 10% of the Company's revenues during each of the three years ended December 31, 2001.

Financial information by segment is as follows at December 31:

(IN THOUSANDS)

	2001	2000	1999
Revenues:			
Rehabilitation	$369,219	$325,773	$276,438
Tunneling	49,019	46,866	40,049
TiteLiner	27,072	36,795	23,396
Total revenues	$445,310	$409,434	$339,883
Operating income (loss):			
Rehabilitation	$ 36,191	$ 48,997	$ 47,178
Tunneling	5,754	5,858	4,965
TiteLiner	4,820	8,111	(1,474)
Total operating income	$ 46,765	$ 62,966	$ 50,669
Total assets:			
Rehabilitation	$311,949	$244,383	$197,670
Tunneling	30,346	18,422	14,112
TiteLiner	12,523	16,531	15,185
Corporate	76,770	75,638	84,658
Discontinued	32,034	-	-
Total assets	$463,622	$354,974	$311,625
Capital expenditures:			
Rehabilitation	$ 8,474	$ 17,053	$ 7,583
Tunneling	6,045	2,564	588
TiteLiner	61	1,381	274
Corporate	2,058	9,210	3,301
Total capital expenditures	$ 16,638	$ 30,208	$ 11,746
Depreciation and amortization:			
Rehabilitation	$ 16,893	$ 12,482	$ 12,131
Tunneling	1,292	1,498	1,270
TiteLiner	1,136	2,034	2,234
Corporate	2,062	2,666	2,609
Total depreciation and amortization	$ 21,383	$ 18,680	$ 18,244

Financial information by geographic area is as follows at December 31:

(IN THOUSANDS)

	2001	2000	1999
Revenues:			
United States	$361,194	$333,246	$266,113
Canada	23,482	22,199	12,856
Other Foreign	60,634	53,989	60,914
Total revenues	$445,310	$409,434	$339,883
Operating income:			
United States	$ 39,003	$ 55,326	$ 46,446
Canada	3,714	3,674	316
Other Foreign	4,048	3,966	3,907
Total operating income	$ 46,765	$ 62,966	$ 50,669
Long-lived assets:			
United States	$ 63,467	$ 67,224	$ 55,448
Canada	2,969	4,942	2,546
Other Foreign	20,168	15,692	15,182
Total long-lived assets	$ 86,604	$ 87,858	$ 73,176

17. SUBSEQUENT EVENTS

In February 2002, the Company's Board of Directors adopted a Shareholder Rights Plan. Pursuant to the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's common stock, $.01 par value ("Common Stock"), payable to the Company's stockholders of record as of March 13, 2002. Each Right, when exercisable, entitles the holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.10 par value, at an exercise price of $116.00 per one one-hundredth of a share.

The Rights will trade in tandem with the Common Stock until ten days after a "distribution event" (i.e., the announcement of an intention to acquire or the actual acquisition of 20% or more of the outstanding shares of Common Stock), at which time the Rights would become exercisable. Upon exercise, the holders of the Rights (other than the person who triggered the distribution event) will be able to purchase for the exercise price shares of Common Stock having the then market value of two times the aggregate exercise price of the rights. The rights expire on March 12, 2012, unless redeemed, exchanged or otherwise terminated at an earlier date.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	1st	2nd	3rd	4th
Year ended December 31, 2001:				
Revenues	$98,850	$118,071	$112,310	$116,079
Operating income	9,359	19,779	7,804	9,823
Income from continuing operations	4,542	11,081	3,895	5,422
Net income	4,626	11,437	4,001	4,804
Basic earnings per share:				
Income from continuing operations	0.18	0.41	0.15	0.20
Income (loss) from discontinued operations	-	0.01	-	(0.02)
Net income	0.18	0.43	0.15	0.18
Dilutive earnings per share:				
Income from continuing operations	0.17	0.40	0.14	0.20
Income (loss) from discontinued operations	-	0.01	-	(0.02)
Net income	0.18	0.42	0.15	0.18
Year ended December 31, 2000:				
Revenues	$94,283	$ 99,371	$111,042	$104,738
Operating income	11,619	15,289	19,518	16,540
Net income	6,093	8,375	11,168	9,270
Basic earnings per share	0.25	0.34	0.45	0.37
Dilutive earnings per share	0.24	0.33	0.44	0.36

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
INSITUFORM TECHNOLOGIES, INC.:

We have audited the accompanying consolidated balance sheets of Insituform Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insituform Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

St. Louis, Missouri,
February 1, 2002

REPORT OF MANAGEMENT

To the Board of Directors and the Shareholders of Insituform Technologies, Inc.:

Management is responsible for the preparation, integrity and objectivity of financial information included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Although the financial statements reflect all available information and management's judgment and estimates of current conditions and circumstances, and are prepared with the assistance of specialists within and outside the Company, actual results could differ from those estimates.

Management has established and maintains an internal control structure to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that the accounting records provide a reliable basis for the preparation of financial statements and that such financial statements are not misstated due to material fraud or error. Internal controls include the careful selection of associates, the proper segregation of duties and the communication and application of formal policies and procedures that are consistent with high standards of accounting and administrative practices. An important element of this system is an internal audit program.

Management continually reviews, modifies and improves its systems of accounting and controls in response to changes in business conditions and operations and in response to recommendations in the reports prepared by the independent public accountants and internal auditors.

Management believes that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards and in conformity with the law. This standard is described in the Company's policies on business conduct, which are publicized throughout the Company.

A.W. (TONY) HOOPER
Chairman of the Board, President and Chief Executive Officer

JOSEPH A. WHITE
Vice President—Chief Financial Officer

CORPORATE INFORMATION

DIRECTORS

Robert W. Affholder
Senior Executive Vice President, Insituform Technologies, Inc.
Paul A. Biddelman
President, Hanseatic Corporation
Stephen P. Cortinovis
Partner, Bridley Capital Partners
Juanita H. Hinshaw
Senior Vice President and Chief Financial Officer, Graybar Electric Co., Inc.
A. W. (Tony) Hooper
Chairman of the Board, President and Chief Executive Officer, Insituform Technologies, Inc.
Thomas N. Kalishman
Private Investor and Chairman of the Board, Maverix.net, Inc.
Sheldon Weinig
Adjunct Professor, Columbia University and State University of New York at Stony Brook
Alfred L. Woods
President, Woods Group

OFFICERS OF INSITUFORM TECHNOLOGIES,® INC.

A. W. (Tony) Hooper
Chairman of the Board, President and Chief Executive Officer
Robert W. Affholder
Senior Executive Vice President
Joseph A. White
Vice President—Chief Financial Officer
Carroll W. Slusher
Vice President—North America
Antoine Menard
Vice President—Europe
Thomas A. A. Cook
Vice President—General Counsel

Independent Public Accountants
Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

Transfer Agent & Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

Form 10-K
A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission is available without charge upon request. Requests should be directed to the Company's investor relations department at 702 Spirit 40 Park Drive, Chesterfield, MO 63005.

Price Range of Securities
The Company's Class A Common Stock is traded in the over-the-counter market under the symbol "INSUA." The following table sets forth the range of quarterly high and low sales prices commencing after December 31, 1999, as reported on The Nasdaq Stock Market®. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

Period	High	Low
2001:		
First Quarter	$41.06	$26.88
Second Quarter	37.50	26.48
Third Quarter	43.20	12.60
Fourth Quarter	26.80	16.39
2000:		
First Quarter	$31.50	$22.94
Second Quarter	38.00	24.13
Third Quarter	35.00	22.50
Fourth Quarter	41.50	29.50

As of March 25, 2002, the number of record holders of the Company's Common Stock was 1,141.

Bringing it together

www.insituform.com®

Insituform Technologies, Inc.

Insituform Technologies®, Inc.

702 Spirit 40 Park Drive
Chesterfield, MO 63005
Tel: (636) 530-8000